HWJ Capital Partners II, LLC

Financial Statements
and
Supplementary Information

December 31, 2024

OMB APPROVAL
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SEC FILE NUMBER
8-66560

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HWJ Capital Partners II, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7400 North Federal Highway, Suite A5
(No. and Street)

Boca Raton	FL	33487
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Harch	561 226 6199	jharch@harchcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP
(Name – if individual, state last, first, and middle name)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

12-14-2004	2107
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Harch, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HWJ Capital Partners II, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jin Lee
NOTARY PUBLIC
STATE OF NEVADA
Appt. No. 24-9993-01
Expires August 9, 2028

Signature: Joseph William Harch

Title: Managing Member

12th February 2025

Notary Public Jin Lee

SEE ATTACHED ACKNOWLEDGEMENT

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: Certificate of Acknowledgement

Document Date: 02/12/2025

Number of Pages (including notarial certificate): 3

Jin Lee
NOTARY PUBLIC
STATE OF NEVADA
Appt. No. 24-9993-01
Expires August 9, 2028

State of Nevada

County of Clark

This instrument was acknowledged before me

on 02/12/2025 by Joseph William Harch.

Notarized remotely using audio-video communication technology via Proof.

HWJ Capital Partners II, LLC
Table of Contents
December 31, 2024

TABLE OF CONTENTS



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
HWJ Capital Partners II, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HWJ Capital Partners II, LLC (the "Company") as of December 31, 2024, and the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and Schedule II and III – Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission) (the "supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as the Company's auditor since 2024.

Woodbury, New York
February 15, 2025

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

HWJ Capital Partners II, LLC
Statement of Financial Condition
December 31, 2024

ASSETS

Current assets:

Cash and cash equivalents	$	119,557
Receivable from clearing organization		81,904
Deposit with clearing organization		50,000
Accounts receivable from related party		20,158
Prepaid expenses		1,677
Total current assets		273,296
Deposit		503
Total assets	$	273,799

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:

Accounts payable and accrued expenses	$	8,201
Total current liabilities		8,201
Commitments and contingencies (See Note 5)		
Members' equity	$	265,598
Total liabilities and members' equity	$	273,799

See accompanying notes to financial statements.

HWJ Capital Partners II, LLC
Statement of Operations
For the Year Ended December 31, 2024

Revenues:		
Fees for investment advisory services	$	60,000
Total revenues		60,000
Expenses:		
Professional fees		25,700
Clearing charges		12,514
Office sharing expense		3,936
Regulatory fees		3,233
Fidelity bond and SIPC expense		554
Other		139
Total expenses		46,076
Net income	$	13,924

HWJ Capital Partners II, LLC
Statement of Members' Equity
For the Year Ended December 31, 2024

	Members' Equity
Balance, December 31, 2023	$ 251,674
Net income	13,924
Balance, December 31, 2024	$ 265,598

HWJ Capital Partners II, LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash flows from operating activities:		
Net income	$	13,924
Changes in operating assets and liabilities:		
Receivable from clearing organization		(50)
Related party receivable		182
Prepaid expenses		(484)
Deposits		(337)
Accounts payable and accrued expenses		3
Net cash provided by operating activities	$	13,238
Net change in cash and cash equivalents	$	13,238
Cash and cash equivalents, beginning of year	$	106,319
Cash and cash equivalents, end of year	$	119,557

See accompanying notes to financial statements.

HWJ Capital Partners II, LLC

Notes to Financial Statements

December 31, 2024

NOTE 1 – NATURE OF BUSINESS

HWJ Capital Partners II, LLC (the "Company") (a Florida Limited Liability Company) is a broker-dealer located in Boca Raton, Florida. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents.

Revenue Recognition – Investment Advisory Fees

The Company entered into a fee sharing agreement with a related party for fees on specific investor accounts (see Note 4). Revenue for investment advisory fees is recognized as work is performed and amounts are earned.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes therefore, no federal income tax expense has been recorded in the financial statements. Taxable results are passed through to the members of the Company. All current and future tax assessments are attributable to those members, and there is no income tax expense reflected in the statement of operations. There are no tax penalties recognized this year. The financial statements remain subject to U.S federal tax examination for tax years 2021-2023.

Date of Management Review

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through the date the financial statements were issued.

Adoption of new accounting standards

The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance thereunder and has determined that the Company operates as one operating segment. For further discussion refer to Footnote 6, Reportable Segments.

HWJ Capital Partners II, LLC

Notes to Financial Statements

December 31, 2024

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $243,259 which is above the $5,000 amount required to be maintained at December 31, 2024. The ratio of aggregate indebtedness to net capital is 3.37%.

NOTE 4 – RELATED PARTIES

The Company's members also own Harch Capital Management, LLC ("HCM") (a Florida Limited Liability Company). HCM provides the use of employees, office space, secretarial and services to the Company in accordance with an office sharing agreement. The Company's office sharing expenses were $3,936 for the year ended December 31, 2024 of which $311 was paid for rent. The agreement is for a period of twelve months and shall be extended for successive one-year periods unless canceled by either party, in writing, upon thirty days' prior written notice.

Operating results of the Company might be significantly different if the companies were autonomous. The Company was owed $5,157 from HCM, net, as of December 31, 2024.

At its full discretion, HCM pays the Company $15,000 quarterly. The term of this Agreement shall be perpetual unless earlier terminated in writing by both HCM and the Company. The Company was owed $15,000 from HCM at December 31, 2024.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with Axos Clearing, LLC (previously named COR Clearing, LLC.) The initial term of the Agreement was effective through May 6, 2013 and calls for automatic renewals for successive periods equal to the initial term unless terminated by either party within ninety (90) days prior to the expiration of the initial or renewal term. Under the Agreement, early termination fees apply, including the monthly fees due on the remaining term of the Agreement. Refer to Note 3 with respect to FINRA Regulatory requirements. The Company has a clearing agreement with Axos Clearing, LLC and is required to maintain a minimum deposit of $50,000. As of December 31, 2024, the balance with Axos Clearing, LLC is $50,000. As of December 31, 2024, there is a receivable from Axos Clearing LLC of $81,904.

NOTE 6 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 – CONCENTRATION OF CREDIT RISK (*CONTINUED*)

The Company maintains a bank account at one financial institution of which the balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. The Company also maintains accounts held at a brokerage firm of which the balance is insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000 for securities and $250,000 for cash and cash equivalents.

All of the Company's revenues are earned from the Investment Fee Sharing Agreement with HCM.   Refer to Note 4 with respect to related parties.

NOTE 7 – REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer whose sole function is to facilitate the trading activities of a related entity. The Company has identified it's Managing Member as the Chief Operating Decision Maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting principles.

NOTE 8 – SUBSEQUENT EVENTS

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

HWJ Capital Partners II, LLC

Schedule I - Computation and Reconciliation of Net Capital Under Rule 15c3-1
  of the Securities and Exchange Commission
December 31, 2024

Net capital:

Total members' equity	$	265,598
Non-allowable assets:		
Central Registry Depository (CRD) Deposit		(503)
Prepaid expenses		(1,677)
Accounts receivable from related party		(20,158)
Total non-allowable assets		(22,339)
Haircuts on securities		-
Total net capital		243,259

Minimum net capital required - 6 2/3% of aggregate
  indebtness included in the balance sheet or
  $5,000 whichever is greater   5,000

Excess net capital   238,259

Aggregate indebtness as included in the
  Statement of Financial Condition   8,201

Ratio of aggregate indebtedness to net capital   0.0337

There are no material differences between the computation of net capital per the FOCUS report at December 31, 2024 as compared to the computation of net capital as shown above.

Schedule II – Statement of Exemption from the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2024 or for the year then ended.



WMK G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To The Members of
HWJ Capital Partners II, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3, in which (1) HWJ Capital Partner II, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2) (ii)) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 15, 2025

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

HWJ CAPITAL PARTNERS II, LLC
EXEMPTION REPORT
DECEMBER 31, 2024

HWJ Capital Partners II, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

2. The Company met the identified exemption provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

HWJ Capital Partners II, LLC

I, Joseph W. Harch, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: *Joseph W. Harch*

Title: Managing Member
Dated: February 15, 2025